FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number:  001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
 United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

05 December 2016 07:00

ASTRAZENECA COMPLETES AGREEMENT WITH
CILAG GMBH INTERNATIONAL FOR RIGHTS
TO RHINOCORT AQUA OUTSIDE THE US

AstraZeneca today announced that it has completed the agreement with Cilag GmbH International, an affiliate of Johnson & Johnson, for the divestment of the rights to Rhinocort Aqua outside the US. Rhinocort Aqua is a nasal spray indicated for allergic and non-allergic rhinitis (inflammation of the inside of the nose), and for the treatment of nasal polyps (swelling of the nasal lining).

Under the terms of the agreement, AstraZeneca has received a payment of $330 million from Cilag GmbH International for the rights to the medicine outside the US. As AstraZeneca will not maintain a significant ongoing interest in Rhinocort Aqua, the payment will be recognised as Other Operating Income in the Company's financial statements, and will be booked in the fourth quarter of 2016.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of autoimmunity, neuroscience and infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Enquiries
Neil Burrows	UK/Global	+44 203 749 5637
Vanessa Rhodes	UK/Global	+44 203 749 5736
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology	+1 240 477 3771
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Nick Stone	Respiratory	+44 203 749 5716
Christer Gruvris	Autoimmunity, neuroscience & infection	+44 203 749 5711
US toll free		+1 866 381 7277

Adrian Kemp
Company Secretary, AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 05 December 2016	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary